SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

AMERICAN NATURAL ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02860R105
(CUSIP Number)

Paul Alexander Ross 7711 East 111th Street, Suite 121 Tulsa, OK 74133 (918) 459-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  02860R105

Schedule 13D/A

1.	NAMES OF REPORTING PERSONS Paul Alexander Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,400,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 63,400,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 73.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No:  02860R105

13D/A

1.	NAMES OF REPORTING PERSONS Palo Verde Acquisitions, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 46-0659885
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 60,000,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  02860R105

13D/A

1.	NAMES OF REPORTING PERSONS Arkoma Natural Gas Company, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 73-1485832
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,400,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,400,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9%
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the SEC on August 24, 2012. This Amendment No. 1 relates to the Common Stock, par value $0.001 per share (“Common Stock”) of American Natural Energy Corporation, an Oklahoma corporation (the “Issuer”) and is being filed on behalf of the reporting persons executing this Amendment No. 1.  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 2.                    Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraphs:

Pursuant to the Securities Purchase Agreement, effective December 31, 2012, the Issuer sold to Palo Verde an additional $1,000,000 12% convertible debenture (the “Additional Debenture”) and additional warrants to purchase up to 10,000,000 shares of common stock of the Company at an exercise price of US$0.23 per share expiring on December 31, 2014 (the “Additional Warrants” and, together with the Additional Debenture, the "Additional Securities").  The aggregate consideration paid to the Issuer by Palo Verde for the Additional Securities was $1,000,000.  The Additional Securities were acquired with Palo Verde’s cash at hand.

At any time prior to the payment of the Debenture and the Additional Debenture (the “Debentures”) in full, Palo Verde may elect, in its sole discretion, to convert all or part of the outstanding principal amount of the Debentures into shares of common stock of the Issuer at a conversion rate of US$0.10 per share of common stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph:

On January 11, 2013, at the annual stockholders meeting of the Issuer, the stockholders of the Issuer approved a proposal permitting Palo Verde to convert the Debentures and to exercise the Warrants and the Additional Warrants (and to convert and exercise, respectively, any additional securities purchased) without the limitation of the Beneficial Ownership Limitation.

Item 5.                   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)
Paul Alexander Ross is the beneficial owner of 63,400,000 shares of Common Stock which represents approximately 73.4% of the outstanding Common Stock.  Of the amount beneficially owned by the Paul Alexander Ross, 3,400,000 shares represent the shares of Common Stock held of record by Arkoma, a corporation of which he is the sole shareholder and president, and the maximum 60,000,000 shares that would be issuable to Palo Verde, a limited liability company of which he is the sole member and manager, within 60 days pursuant to the conversion of Debentures and/or exercise of the Warrants and Additional Warrants.

Arkoma is the beneficial owner of 3,400,000 shares of Common Stock with represents 3.9% of the outstanding Common Stock.

Palo Verde is the beneficial owner of 60,000,000 shares of Common Stock, which represents 69.4% of the outstanding Common Stock.

The calculations were based on 86,405,085 shares of outstanding Common Stock, which consists of the 26,405,085 shares of Common Stock reported to be outstanding as of November 14, 2012 on Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2012 plus the maximum aggregate 60,000,000 shares of Common Stock that could be issuable to Palo Verde upon conversion of the Debentures and exercise of the Warrants and Additional Warrants.

(b)
Paul Alexander Ross possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 63,400,000 shares of Common Stock beneficially owned by him. Arkoma, of which Paul Alexander Ross is sole shareholder and president, possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 3,400,000 shares of Common Stock beneficially owned by it. Palo Verde, of which Paul Alexander Ross is sole member and manager,  possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 60,000,000 shares of Common Stock beneficially owned by it.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

Item 7.                   Materials to be Filed as Exhibits.

Exhibit	Description	Filing

1	Additional Debenture	Filed herewith electronically

2	Additional Warrant	Filed herewith electronically

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

February 6, 2013
PAUL A. ROSS
Paul A. Ross

Arkoma Natural Gas Company, Inc.

	By:	PAUL A. ROSS
Paul A. Ross, President

Palo Verde Acquisitions, LLC

	By:	PAUL A. ROSS
Paul A. Ross, Manager